SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

CENTRAL PACIFIC FINANCIAL CORP.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

154760102
(CUSIP Number)

Anchorage Capital Group, L.L.C.

610 Broadway, 6th Floor

New York, NY 10012

(212) 432-4650

Attention: Anne-Marie Kim, Esq.

Copy to:

Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, New York 10005 (212) 530-5000 Attention: David E. Zeltner, Esq.
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13D-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 154760102		SCHEDULE 13D

1.	Names of Reporting Persons ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Sources of Funds

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,463,095

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,463,095

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,463,095

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Ordinary Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 22.5%(1)

14.	Type of Reporting Person OO, HC

(1) Calculation is based on 42,108,496 Common Shares issued and outstanding as of February 14, 2014, as reported in Central Pacific Financial Corp.’s Schedule TO filed with the Securities and Exchange Commission on February 21, 2014.

CUSIP No. 154760102		SCHEDULE 13D

1.	Names of Reporting Persons ANCHORAGE CAPITAL GROUP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Sources of Funds

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,463,095

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,463,095

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,463,095

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Ordinary Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 22.5% (1)

14.	Type of Reporting Person OO, IA

(1) Calculation is based on 42,108,496 Common Shares issued and outstanding as of February 14, 2014, as reported in Central Pacific Financial Corp.’s Schedule TO filed with the Securities and Exchange Commission on February 21, 2014.

CUSIP No. 154760102		SCHEDULE 13D

1.	Names of Reporting Persons ANTHONY L. DAVIS

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Sources of Funds

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITES STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,463,095

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,463,095

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,463,095

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Ordinary Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 22.5%(1)

14.	Type of Reporting Person IN, HC

(1) Calculation is based on 42,108,496 Common Shares issued and outstanding as of February 14, 2014, as reported in Central Pacific Financial Corp.’s Schedule TO filed with the Securities and Exchange Commission on February 21, 2014.

CUSIP No. 154760102		SCHEDULE 13D

1.	Names of Reporting Persons KEVIN M. ULRICH

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Sources of Funds

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,463,095

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,463,095

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,463,095

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Ordinary Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 22.5%(1)

14.	Type of Reporting Person IN, HC

(1) Calculation is based on 42,108,496 Common Shares issued and outstanding as of February 14, 2014, as reported in Central Pacific Financial Corp.’s Schedule TO filed with the Securities and Exchange Commission on February 21, 2014.

SCHEDULE 13D

Item 1.   Security and Issuer.

This Amendment No. 1 amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the United States Securities and Exchange Commission (the “SEC”) on February 28, 2011 (as amended, the “Schedule 13D”) relating to the shares of common stock, no par value per share (the “Common Shares”), of Central Pacific Financial Corp., a Hawaii corporation and a bank holding company (“CPF”) registered under the Bank Holding Company Act of 1956, as amended (“BHC Act”), whose principal executive offices are located at 220 South King Street, Honolulu, Hawaii 96813. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D is hereby amended as follows:

Item 2.   Identity and Background.

(a) This statement is being filed jointly on behalf of Anchorage Advisors Management, L.L.C., a Delaware limited liability company (“Management”), Anchorage Capital Group, L.L.C., a Delaware limited liability company (“Capital Group”), and Messrs. Anthony L. Davis and Kevin M. Ulrich (collectively, the “Reporting Persons”).  The Common Shares reported in this Schedule 13D as beneficially owned by the Reporting Persons are held directly by ACMO-CPF, L.L.C., a Delaware limited liability company (“ACMO”).  Management is the sole managing member of Capital Group.  Capital Group provides investment management services to Anchorage Capital Master Offshore, Ltd., a Cayman Islands exempted company incorporated with limited liability (“Anchorage Offshore”), and to ACMO.  Anchorage Offshore is the sole member of ACMO.  Anchorage Offshore and ACMO have delegated all disposition and voting discretion to Capital Group.  Mr. Davis is the President of Capital Group and a managing member of Management, and Mr. Ulrich is the Chief Executive Officer of Capital Group and the other managing member of Management.  All investment and voting decisions with respect to the Common Shares beneficially owned by the Reporting Persons have been, and will continue to be, made by Capital Group.  Each of the Reporting Persons disclaims beneficial ownership of such Common Shares except to the extent of its pecuniary interest therein.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 24, 2014 (the “Joint Filing Agreement”), a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference, pursuant to which the Reporting Persons have agreed to file this Amendment No.1 and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 20, 2014, CPF and ACMO entered into a repurchase agreement, a copy of which is filed herewith as Exhibit 2 and incorporated herein by reference in its entirety (the “Repurchase Agreement”), pursuant to which CPF agreed to purchase up to $28,100,000 of Common Shares from ACMO at a purchase price per Common Share to be determined pursuant to the Offer to Purchase described in this Item 4 (the “Share Repurchase”).  To the extent that the Offer (as defined below) is not fully subscribed, the dollar amount of Common Shares to be repurchased under the Repurchase Agreement will be proportionately reduced.  The transactions contemplated by the Repurchase Agreement are scheduled to close on the eleventh business day following the expiration of the Offer.

On February 21, 2014, CPF commenced an Offer to Purchase pursuant to which it would purchase for cash up to $68,800,000 of Common Shares (together with associated rights to purchase certain junior participating preferred stock) at a price per Common Share not greater than $21.00 or less than $18.50, net to the seller in cash, less any applicable withholding taxes and without interest.

CPF’s offer was made upon the terms, and subject to the conditions, described in (i) that certain Offer to Purchase, dated February 21, 2014, filed as Exhibit(a)(1)(A) to the Schedule TO filed by CPF with the SEC on February 21, 2014 (the “Offer to Purchase”), and (ii) the related Letter of Transmittal, filed as Exhibit(a)(1)(B) to the Schedule TO filed by CPF with the SEC on February 21, 2014 (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

ACMO may tender a portion of the Common Shares held by it in the Offer, but it has not yet made such a determination.

The Offer to Purchase and the Letter of Transmittal are filed herewith as Exhibits 3 and 4, respectively, and each is incorporated herein by reference in its entirety.  The responses set forth in Item 6 hereof are incorporated herein by reference in their entirety.

The foregoing descriptions of the Repurchase Agreement, Offer to Purchase and Letter of Transmittal are not intended to be complete and each is qualified in its entirety by reference to the full text of the Repurchase Agreement, Offer to Purchase and Letter of Transmittal.

Item 5.   Interests in Securities of CPF.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) The aggregate number of Common Shares and the percentage of total outstanding Common Shares beneficially owned by the Reporting Persons as of the date hereof is set forth below:

Reporting Person	Number of Common Shares Beneficially Owned(1)(2)	Percentage of Outstanding Common Shares(2)
Capital Group	9,463,095	22.5%
Management	9,463,095	22.5%
Mr. Davis	9,463,095	22.5%
Mr. Ulrich	9,463,095	22.5%

(1) The amount of beneficial ownership provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the Common Shares.

(2) The percentage of outstanding common shares beneficially owned is based 42,108,496 Common Shares outstanding as of February 14, 2014, as reported in CPF’s Schedule TO filed with the SEC on February 21, 2014.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of CPF.

On February 20, 2014, ACMO entered into the Repurchase Agreement with CPF.  In addition, ACMO may  tender  Common Shares held by it in the Offer.  The information contained in Item 4 hereof relating to the Repurchase Agreement and the Offer, as well as the Repurchase Agreement, Offer to Purchase and Letter of Transmittal, each as filed as exhibits hereto, are incorporated herein by reference in their entirety.

Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of CPF.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement

Exhibit 2

Repurchase Agreement, entered into as of February 20, 2014, by and between CPF and ACMO (incorporated herein by reference to Exhibit(d)(1) to the Schedule TO filed by CPF with the SEC on February 21, 2014)

Exhibit 3	Offer to Purchase, dated February 21, 2014 (incorporated herein by reference to Exhibit(a)(1)(A) to the Schedule TO filed by CPF with the SEC on February 21, 2014)

Exhibit 4	Letter of Transmittal, dated February 21, 2014 (incorporated herein by reference to Exhibit(a)(1)(B) to the Schedule TO filed by CPF with the SEC on February 21, 2014)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February  24, 2014

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Senior Managing Member

ANCHORAGE CAPITAL GROUP, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Senior Managing Member

ANTHONY L. DAVIS

/s/ Anthony L. Davis

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).